EXHIBIT 99.1

Brookfield Corporation to Host Second Quarter 2026 Results Conference Call

BROOKFIELD, NEWS, July 13, 2026 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) will host its second quarter 2026 conference call and webcast on Thursday, August 13, 2026, at 10:00am (ET).

Results will be released that morning at approximately 7:00am (ET) and available on our website at https://bn.brookfield.com/events-news/press-releases

Participants can join by conference call or webcast:

Conference Call

  Please pre-register by conference call:
  https://register-conf.media-server.com/register/BI33fe6ec1392e4d5b96be7ae5bf3808cf
  Upon registering, you will be emailed a dial-in number, and unique PIN. This process will bypass the operator and avoid the queue.

Webcast

  Please join and register by webcast: https://edge.media-server.com/mmc/p/54f6ymvp
  Replay of the event is available on the above webcast link for 90 days.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Asset Management, Wealth Solutions, and our Operating Businesses which are in infrastructure, energy, private equity, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at bn.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com